

Luis Lopez · 3rd
Program Director at LA Care Health Plan
Los Angeles, California, United States · **Contact info**
444 connections


LA Care Health Plan

University of California,
Berkeley

Experience


Program Director
LA Care Health Plan
2013 – Present · 8 yrs
Los Angeles

Covered California IT Director


Project Manager
Warner Bros. Entertainment Group of Companies
2012 · less than a year
Burbank California

MS ERP implementation for DC Entertainment


Program Manager
Molina Healthcare
2011 – 2012 · 1 yr
Long Beach California

Trizetto CCA implementation


Project Manager
Westfield Realty Group
Jan 2011 – Nov 2011 · 11 mos
Westwood California

JD Edward E1 upgrade.


Program Manager
Deluxe Entertainment Services Group
Jan 2010 – Oct 2010 · 10 mos
Greater Los Angeles Area

Online Film Distribution Platform Program Manager

Show 2 more experiences ⌄

Education


University of California, Berkeley
BS, Integrative Biology
1989 – 1993


Caltech
Project Management Cert
1997 – 1998